UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 17, 2022

Date of Report: (Date of earliest event reported)

Ei.Ventures, Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-187358
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1215 South Kihei Road, #424

Kihei, Hawaii 96753

(Full mailing address of principal executive offices)

(808) 213-8191

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1. Fundamental Changes

Merger

On May 17, 2022, Ei.Ventures, Inc. (the “Company”) entered into an agreement and plan of merger (the “Merger Agreement”), by and among the Company and PSLY.COM, INC. (“Parent”), a Delaware corporation, MYCOTOPIA THERAPIES INC., a Nevada corporation (“MTI”), SILLY MERGER SUB M INC., a Nevada corporation and a wholly-owned Subsidiary of Parent, SILLY MERGER SUB E INC., a Delaware corporation and a wholly-owned Subsidiary of Parent, pursuant to which MTI and the Company will be merged with and into subsidiaries of Parent, with Parent wholly owning each of the Company and MTI following such mergers (the “Merger”).

The Merger is subject to several closing conditions that must be met prior to the consummation of the Merger, including the Merger must be approved by the shareholders of both MTI and the Company prior to closing the Merger. Among the closing conditions, Parent common stock must be approved for listing on the NASDAQ Capital Market. Any person who will own 5% or greater of the Parent common stock must also enter into a Lockup Agreement.

Upon consummation of the Merger, each share of the Company’s common stock, par value $0.0001 per share, shall be converted into the right to receive a number of fully paid and nonassessable shares of common stock, par value $.0001 per share, of Parent equal to (i) the sum of $360,000,000 (Three Hundred Sixty Million Dollars) plus the amount of funds raised by EVI under its Regulation A offering since December 6, 2021 and under its Regulation D offering since March 28, 2022 (ii) divided by $1.56, the result of which is divided by (iii) the product of the total number of shares of EVI Common Stock then issued and outstanding times four (4). Each share of common stock of MTI, par value $.001 per share, issued and outstanding immediately prior to the MTI Effective Time shall be converted into the right to receive 0.25 fully paid and nonassessable share of Parent Common Stock

The majority stockholder of the Company, Orthogonal Thinker, Inc., and the majority stockholder of MTI, eHave Inc., have agreed to vote in favor of the respective mergers contemplated by the Merger Agreement at meetings of the stockholders of the Company and MTI, which the parties intend to hold after a registration statement on form S-4 is declared effective by the Securities and Exchange Commission, as further provided in the Merger Agreement.

Item 6. Changes in Control of Issuer

The information required by this Item 6 is contained in Item 1 and is incorporated by reference herein.

Item 8. Certain Unregistered Sales of Equity Securities

The information required by this Item 8 is contained in Item 1 and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description of Exhibit
7.1	Agreement and Plan of Merger, dated May 17, 2022, by and among Ei. Ventures, Inc. and Mycotopia Therapies, Inc.
7.2	Voting Agreement, dated May 17, 2022, by and among PSLY.com and securityholders of Ei.Ventures, Inc.
7.3	Voting Agreement, dated May 17, 2022, by and among PSLY.com and securityholders of Mycotopia Therapies, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EI.VENTURES, INC.

	By:	/s/ David Nikzad
	Name:	David Nikzad
	Title:	Chief Executive Officer

Date: May 17, 2022